Exhibit (a)(5)(O)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

GENUINE PARTS COMPANY,	C.A. No.

Plaintiff,

v.

ESSENDANT INC.,

Defendant.

VERIFIED COMPLAINT

Plaintiff Genuine Parts Company (“GPC”), by its attorneys, for its complaint against defendant Essendant Inc. (“Essendant”) alleges as follows:

NATURE OF THE ACTION

1.        This action arises from Essendant’s deceptive conduct and breaches of its contractual obligations under its April 2018 merger agreement with GPC. After representing to GPC that it was not interested in pursuing a transaction with anyone but GPC and entering into the merger agreement with GPC, Essendant encouraged, solicited and ultimately accepted an inferior bid from Staples, Inc. (“Staples”) in a blatant violation of its agreement with GPC. Essendant’s unlawful conduct and acceptance of the inferior bid by Staples has caused significant harm to GPC (and Essendant’s shareholders).

2.        As described in greater detail below, on April 12, 2018, GPC and Essendant entered into a merger agreement pursuant to which GPC was to spin-off and combine its office supply wholesaling business, S.P. Richards Co. (“SPR”), with Essendant (the “Merger Agreement”).1 The combined entity would provide shareholders of both companies with between $70 million and $160 million in annual synergies and create a formidable company much better able to compete and drive shareholder value. Analysts and the market were extraordinarily bullish on the proposed GPC/Essendant merger, and Essendant’s stock price climbed to a high of $16.63 on July 31, 2018 as a result of the anticipated combination.

3.        Before entering into the Merger Agreement, Essendant represented to GPC that it had no interest in any merger partner other than GPC. Essendant also represented and assured GPC that no other party was interested in a potential transaction. These representations and assurances by Essendant were critical to GPC’s willingness to move forward with the contemplated merger transaction.

4.        Unbeknownst to GPC, these representations and assurances by Essendant were knowingly false. On information and belief, just days before Essendant executed the Merger Agreement, the private-equity firm Sycamore Partners (together with its affiliates, “Sycamore”), on behalf of its portfolio company, Staples, called Essendant to express its interest in a potential transaction, and Essendant’s board of directors was made aware of and considered the Sycamore inquiry. Essendant deliberately concealed this fact from GPC when

[1]	A true and correct copy of the Merger Agreement is attached as Exhibit A.

executing the Merger Agreement and for many weeks thereafter. Indeed, GPC only first learned about Sycamore’s expressed interest from its review of a United States Securities and Exchange Commission (“SEC”) filing prepared by Essendant in late May 2018, where, at the last minute, Essendant slipped a description of Sycamore’s interest into a draft S-4 after multiple versions had been traded between the parties. Essendant buried this information in late edits to a version of an otherwise final document because it knew GPC would not have entered into the Merger Agreement had it known about Sycamore’s expressed interest.

5.        But Essendant’s misconduct does not end there. On April 17, 2018, just a few days after GPC and Essendant signed the Merger Agreement, Sycamore made a written offer to buy Essendant for $11.50 per share. Sycamore’s offer woefully undervalued Essendant and Essendant appropriately rejected the offer. Essendant, however, did not inform Sycamore that it was rejecting Sycamore’s written offer until April 27 – two days after Essendant had issued its quarterly earnings report and filed its Form 10-Q – thereby enabling Essendant to avoid disclosing its rejection of Sycamore’s bid to the market.

6.        On information and belief, however, at the time that it rejected Sycamore’s written offer, Essendant conveyed to Sycamore that Essendant would consider a revised offer from Sycamore, even though Essendant already had entered into the Merger Agreement. This was an express breach of the No

Solicitation provision of the Merger Agreement with GPC. Essendant did not disclose these facts to the public, and over the next two weeks Sycamore, through various affiliates, obtained beneficial ownership of almost 10% of Essendant’s stock in furtherance of its efforts to acquire Essendant although the market was unaware that Sycamore had made a bid for Essendant. This maneuver gave Sycamore a distinct and unfair advantage over GPC by allowing Sycamore to surreptitiously acquire such a substantial position in Essendant. In other words, Sycamore was off to the races while GPC was left in the dark by Essendant, not even knowing that its Merger Agreement was in jeopardy.

7.        To make matters worse, one week after rejecting Sycamore’s offer, Essendant inexplicably changed its mind and chose to pursue the very same Sycamore offer that it had previously rejected. In doing so, Essendant again breached the express No Solicitation and other restrictive provisions of the Merger Agreement by actively soliciting, encouraging, and facilitating a potential deal with Sycamore, and by not employing the reasonable best efforts necessary to consummate the GPC transaction, despite its contractual commitment to do so. At all times, Essendant was fully aware of the No Solicitation provisions contained in the Merger Agreement, meaning that Essendant’s merger negotiations with Sycamore constituted a breach of the Merger Agreement. Nonetheless, Essendant and Sycamore continued to negotiate a merger transaction and entered into a merger agreement, the terms of which gravely harmed both GPC and Essendant’s shareholders. Not only did the proposed deal grossly undervalue Essendant, but the confidentiality agreement that Sycamore eventually signed lacked a standstill provision as required by the Merger Agreement and contained a much less stringent non-use provision that allowed Sycamore to lobby Essendant’s customers and shareholders to oppose the GPC deal.

8.        Having committed to sell itself to Sycamore, Essendant abruptly terminated the Merger Agreement and paid GPC $12 million. However, the Merger Agreement does not limit Essendant’s liability for a wrongful termination brought about by Essendant’s own misconduct. Indeed, Essendant’s breaches have caused GPC damages far in excess of $12 million. Having lost the opportunity to form a combined company with SPR that would have been worth hundreds of millions of dollars to GPC, and having lost the opportunity to receive a cash dividend of approximately $350 million, GPC is entitled to damages well in excess of $12 million arising from Essendant’s breaches of contract.

PARTIES

9.        Plaintiff GPC is a Georgia corporation with its principal place of business in Atlanta, Georgia. GPC is engaged in the distribution of automotive replacement parts, industrial replacement parts and materials, and business products. A component of GPC is SPR, a national wholesale distributor of supplies and equipment for offices and other workplaces.

10.      Defendant Essendant is a Delaware corporation with its principal place of business in Chicago, Illinois. Essendant is a national wholesale distributor of supplies and equipment for offices and other workplaces.

JURISDICTION AND VENUE

11.      This Court has subject-matter jurisdiction pursuant to 8 Del. C. § 111(a)(6), because this case involves interpreting and enforcing a merger agreement to which a Delaware corporation is a party.

12.      This Court has personal jurisdiction over Essendant because Essendant is a Delaware corporation and consented to this Court’s jurisdiction in the Merger Agreement.

13.      Essendant also consented in the Merger Agreement to the venue of this Court.

SUBSTANTIVE ALLEGATIONS

I.	GPC and Essendant Spend Months Negotiating a Merger Transaction

14.      Essendant and SPR are office supply wholesalers that have historically competed against one another. Recently, however, both companies have experienced increased and substantial competition from a range of sources, including e-commerce companies such as Amazon, as well as manufacturers that are choosing to deal directly with customers and buying groups that sell directly to independent dealers.

15.      Recognizing these rising competitive threats and the potential for substantial synergies, Essendant and GPC commenced negotiations about a potential combination of Essendant and SPR in the fall of 2017. The negotiations continued for many months and culminated in a transaction in which GPC would spin off SPR and merge the resulting entity with Essendant.

16.      From the onset of the negotiations, Essendant understood that its combination with SPR could raise significant issues with the applicable antitrust authorities. The parties and their counsel therefore repeatedly discussed the antitrust issues associated with the contemplated transaction during their negotiations. After extensive work, the parties concluded that, in fact, they could go forward with a transaction that would be acceptable to the antitrust authorities.

17.      Prior to entering into the Merger Agreement, GPC wanted to know whether Essendant had an interest in a merger partner other than SPR. GPC was not interested in a bidding war or in the possibility of its deal getting jumped, and certainly did not want to be used as a stalking horse. Therefore, before entering into the Merger Agreement, Essendant represented to GPC that it had no interest in a merger partner other than SPR, and that no other party currently was interested in doing a transaction with Essendant. These representations and assurances by Essendant were critical to GPC’s willingness to move forward with the contemplated merger transaction.

II.	GPC and Essendant Execute the Merger Agreement

18.      Following many months of negotiations, GPC and Essendant executed the Merger Agreement on April 12, 2018, under which Essendant would combine with SPR resulting in GPC and Essendant shareholders owning 51% and 49% of Essendant’s common stock, respectively.

19.      In light of the substantial expenditures of time and resources that were involved in negotiating the Merger Agreement and that would be necessary to consummate the transaction, GPC insisted that the Merger Agreement include provisions to protect those investments. Among others, the Merger Agreement contained clauses that barred Essendant from soliciting a competing proposal, prevented Essendant from engaging with another suitor unless its board concluded that such engagement was likely to lead to a superior offer, and required Essendant to require any other suitor to enter into a confidentiality agreement that complied with the terms of the Merger Agreement.

20.      Specifically, pursuant to Section 7.03(a) of the Merger Agreement, entitled “No Solicitation of Transactions,” Essendant agreed not to:

●

(i) solicit, initiate, or knowingly encourage (including by way of furnishing non-public information), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to [Essendant’s][2] stockholders), with respect to any Competing [Essendant] Transaction;

[2]

The introductory paragraph of the Merger Agreement defines Essendant Inc. as “RMT Parent.” For clarity, Plaintiff will use “Essendant” in place of “RMT Parent” when summarizing the Merger Agreement’s terms.

●

(ii) enter into, maintain, continue or otherwise engage or participate in any discussions or negotiations with any Person in furtherance of such inquiries or to obtain a proposal or offer with respect to a Competing [Essendant] Transaction;

●	(iii) agree to, approve, endorse, recommend or consummate any Competing [Essendant] Transaction;
●	(iv) enter into any Competing [Essendant] Transaction Agreement; or
●	(v) resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing.

21.      Exhibit A to the Merger Agreement defines the term “Competing [Essendant] Transaction” as any transaction or series of related transactions (other than the Merger) that constitutes:

●

(i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving [Essendant] or any of its Subsidiaries, the assets of which constitute or represent more than 20% of the total revenue or fair market value of the assets of [Essendant] and its Subsidiaries, taken as a whole;

●

(ii) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 20% of the total revenue or fair market value of the assets of [Essendant] and its Subsidiaries, taken as a whole;

●

(iii) any sale, exchange, transfer or other disposition to any Person of more than 20% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of [Essendant];

●	(iv) any tender offer or exchange offer that, if consummated, would result in any Person becoming the Beneficial Owner of more than 20% of any class of equity securities of [Essendant];
●	(v) any other transaction the consummation of which would reasonably be likely to materially impede, interfere with, prevent or delay the Merger; or
●	(vi) any combination of the foregoing.

22.      In Section 7.03(a) of the Merger Agreement, Essendant also agreed to immediately cease and cause to be terminated all existing discussions or negotiations concerning any Competing Essendant Transaction conducted prior to the execution of the Merger Agreement. Additionally, pursuant to Section 7.03(b), in the event Essendant was contacted regarding any potential Competing Essendant Transaction, Essendant agreed to notify GPC within 24 hours after the receipt of any such proposal, inquiry, offer or request with respect to a Competing Essendant Transaction, including any request for discussions or negotiations and any request for information relating to Essendant or any of its affiliates or for access to the business, properties, assets, books or records of Essendant or any of its affiliates.

23.    Section 7.03(c) of the Merger Agreement also prevented Essendant from negotiating with any party concerning any potential Competing Essendant Transaction except in the limited situation where both: (1) Essendant received “a written, bona fide proposal or offer with respect to a Competing [Essendant] Transaction that did not arise or result from any material breach of Section 7.03(a)” and (2) Essendant’s Board “determined, in its good faith judgment (after consulting with a financial advisor of nationally recognized reputation and outside legal counsel) that such proposal, offer or request constitutes, or is reasonably likely to lead to, a Superior Proposal.”

24.    Exhibit A to the Merger Agreement defines “Superior Proposal” as “a written bona fide offer or proposal made by a third party with respect to a Competing [Essendant] Transaction on terms and conditions that the [Essendant] Board determines, in its good faith judgment, after consulting with a financial advisor of internationally recognized reputation and external legal counsel, and taking into account all legal, financial and regulatory and other aspects of the proposal, including availability of financing, and any changes to the terms of this Agreement proposed by GPC in response to such offer or proposal, or otherwise, to be (a) more favorable from a financial point of view, to the stockholders of [Essendant] than the Merger and (b) reasonably expected to be consummated.”

25.    In the event Essendant’s Board received and elected to consider a Superior Proposal, Section 7.03(c) of the Merger Agreement required Essendant to provide written notice to GPC of its intent to enter into such discussions at least three business days prior to first taking any such action. Perhaps most importantly, Section 7.03(c) also required Essendant and the third party to enter into an “Acceptable Confidentiality Agreement,” which is defined in Exhibit A to the Merger Agreement as a confidentiality agreement with terms “no less favorable” to Essendant than those contained in Essendant’s confidentiality agreement with GPC. Section 7.03(c) also requires Essendant to promptly deliver a copy of the Acceptable Confidentiality Agreement to GPC upon its execution.

26.    Because the Essendant and SPR combination could raise issues with the antitrust authorities, the Parties also agreed in Section 7.06 of the Merger Agreement to use their “reasonable best efforts” to cooperate in connection with seeking antitrust approval, including promptly obtaining all authorizations, consents, orders and approvals for the transaction from all relevant governmental authorities, and providing information reasonably requested by governmental authorities in connection with the transaction. Section 7.06 of the Merger Agreement also required each party to promptly make its respective filings and notifications with the antitrust authorities.

27.      After the execution of the Merger Agreement, GPC complied with its obligations to expedite the required filings with the antitrust authorities, but despite repeated requests for cooperation, Essendant intentionally dragged its feet to delay the process. Indeed, GPC did all it could to push the transaction forward consistent with the Merger Agreement, but Essendant continued to be non-responsive and otherwise delay the process.

III.	Essendant’s Deception Comes to Light After Execution of the Merger Agreement

28.      As described above, throughout the negotiations of the Merger Agreement, and particularly in connection with the negotiation of deal protection measures, Essendant repeatedly represented to GPC that it was not considering any other strategic transactions and was committed to a merger with SPR. In truth, however, Essendant deliberately concealed from GPC its interest in, and steps towards, a strategic transaction with Sycamore in order to induce GPC to enter into the Merger Agreement. On April 9, 2018, a mere 72 hours before inducing GPC to enter into the Merger Agreement, on information and belief Sycamore made an expression of interest in acquiring Essendant. Although Essendant understood the import of Sycamore’s outreach and discussed it in a meeting of its board of directors on April 11, 2018, Essendant delayed disclosing this development to GPC or the market, continuing to profess its commitment to a deal with GPC in order to induce GPC’s entry into the Merger Agreement. Essendant deliberately concealed Sycamore’s outreach from GPC until May 31, 2018, when it slipped a reference to the contact with Sycamore into its revisions to a required SEC filing that was essentially final and that Essendant had already revised several times before.

29.      On April 17, 2018, just five days after Essendant and GPC entered into the Merger Agreement, Essendant received a formal acquisition proposal from Sycamore, made on behalf of Staples, offering $11.50 per share of Essendant stock.

30.      On April 24, 2018, Essendant’s board properly concluded that Sycamore’s April 17, 2018 offer was unlikely to produce a proposal superior to GPC’s. However, Essendant again delayed notifying the market or Sycamore of this fact.

31.      On April 25, 2018, after the market closed, Essendant issued its quarterly earnings release and filed its quarterly 10-Q. Neither the earnings release nor the 10-Q disclosed Sycamore’s April 17, 2018 formal proposal to acquire Essendant for $11.50 per share or the decision of Essendant’s board to reject that offer. Instead, the slide deck for Essendant’s earnings call discussed how the transaction with GPC “further enhances Essendant’s strategy.”

32.      Essendant did not inform Sycamore that it was rejecting Sycamore’s April 17, 2018 offer until April 27, after Essendant had completed its required quarterly disclosures.

33.      On information and belief, even though it rejected Sycamore’s April 17, 2018 offer, Essendant conveyed to Sycamore that it would be open to receiving a revised offer from Sycamore, notwithstanding the fact that it had entered into the Merger Agreement with GPC. Such communications were in direct violation of the No Solicitation provisions of the Merger Agreement and not made in good faith.

34.      Two days later, on April 29, 2018, Sycamore renewed its proposal on behalf of Staples, continuing to offer the same $11.50 per share. Inexplicably, however, on May 4, 2017, the Essendant board concluded that this purportedly “new” offer from Sycamore was reasonably likely to lead to a Superior Proposal, even though the April 29 offer was essentially identical to Sycamore’s earlier proposal that Essendant had rejected days before. Although Essendant premised its reversal on the possibility that Sycamore might offer a higher bid upon receiving non-public information, on information and belief, Sycamore had insisted throughout its negotiations that it should not be provided with non-public information about the company. Essendant’s conclusion that Sycamore’s offer could lead to a Superior Proposal, therefore, was based on a false premise, could not have been reached in good faith, and represents a material breach of the Merger Agreement.

35.      On May 7, 2018, GPC responded to Essendant’s May 4 notification that the purportedly “new” offer from Sycamore was reasonably likely to lead to a Superior Proposal. In that response, GPC advised Essendant that the Sycamore offer did not constitute, and would not reasonably lead to the consummation of, a Superior Proposal as defined in the Merger Agreement. GPC advised Essendant that the terms of the purportedly “new” offer from Sycamore were dramatically less favorable to Essendant’s shareholders than the SPR merger, as demonstrated by a preliminary discounted cash flow analysis resulting in implied share prices for Essendant that were significantly lower than the implied share prices resulting from the SPR merger. Additionally, GPC noted that the Sycamore proposal was an anticompetitive attempt to protect Sycamore’s investment in Staples against the procompetitive benefits of the SPR merger, and as such, would not likely be approved by the antitrust regulators. GPC also reiterated its view that Essendant’s continued negotiations with Sycamore were in direct violation of the Merger Agreement’s No Solicitation clause.

36.      GPC’s May 7 response to Essendant also contained a significant improvement to the terms of the GPC Merger Agreement that Essendant’s board failed to consider in good faith, ultimately to the detriment of Essendant’s shareholders. Specifically, in response to the notice of Sycamore’s proposal, GPC proposed additional merger consideration in the form of a contingent value right (“CVR”), which would provide Essendant’s shareholders with a cash payment at the end of 2019 of up to $4 per share in addition to the benefits Essendant’s shareholders would already receive pursuant to the Merger Agreement. This additional merger consideration further demonstrated that Sycamore’s $11.50 per share proposal was inferior to the GPC Merger Agreement and Essendant’s continued pursuit of Sycamore’s proposal was both in violation of the Merger Agreement and represented an abdication of its fiduciary duties to the Essendant shareholders. Ultimately, Essendant’s board rejected the terms of the CVR on June 1, 2018, despite the fact that they were superior to the Sycamore offer.

37.      Even worse, Essendant concealed Sycamore’s offers from the market until May 16, 2018, almost a month after they were made. On that date, Sycamore forced Essendant’s hand by disclosing on Schedule 13D that, through various affiliates, it had acquired beneficial ownership of 9.9% of Essendant’s outstanding shares. Adding further confusion to the market, Sycamore’s 13D still did not disclose the April 9 outreach by Sycamore to Essendant.

38.      Concealing Sycamore’s offers from the market for nearly a month allowed Sycamore to quietly amass a substantial portion of Essendant’s shares from unsuspecting shareholders who were not aware of the competing offer. Between May 1 and May 16, 2018, Sycamore acquired beneficial ownership of almost 10% of Essendant’s stock. By May 21, 2018, it had amassed beneficial ownership of 11.16% of Essendant’s stock. This maneuver gave Sycamore a distinct and unfair advantage over GPC by allowing Sycamore to surreptitiously acquire such a substantial position in Essendant. Thus, Essendant’s deliberate actions and omissions – such as its failure to require Sycamore to enter into an Acceptable Confidentiality Agreement including a standstill provision – provided Sycamore an unfair advantage and materially increased the risk that Sycamore would be able to undermine Essendant’s merger with SPR, including by voting its newly acquired shares in opposition to the agreed SPR merger.

IV.	Essendant Engages in Additional Unlawful Conduct and Breaches of the Merger Agreement

39.      Essendant clearly and flagrantly breached the No Solicitation clause of the Merger Agreement by actively soliciting, encouraging and participating in negotiations with Sycamore. Essendant also breached the Merger Agreement in many additional ways.

40.      As described above, Essendant committed in the Merger Agreement that it would not negotiate with any merger partner that did not enter into a confidentiality agreement with terms at least as restrictive as those contained in the confidentiality agreement between Essendant and GPC. Essendant claims to have first concluded that negotiations with Sycamore were likely to lead to a superior offer upon the receipt of Sycamore’s April 29, 2018 offer, but Essendant did not receive an executed confidentiality agreement from Sycamore until August 2018. The Merger Agreement barred Essendant from any negotiations with Sycamore until Sycamore provided an equally restrictive confidentiality agreement. Upon information and belief, Essendant materially breached the Merger Agreement by negotiating with Sycamore before it executed any such confidentiality agreement with Sycamore.

41.      Moreover, the confidentiality agreement that Essendant ultimately obtained from Sycamore failed to meet the requirements of the Merger Agreement, as it was materially more permissive than GPC’s in two respects. Specifically, Sycamore’s confidentiality agreement did not contain a standstill provision, even though Essendant had imposed that restriction on GPC in its confidentiality agreement. Furthermore, the non-use provisions in the two agreements were materially different. GPC could use information provided through its confidentiality agreement only in connection with a “negotiated” transaction, whereas Essendant failed to impose a similar restriction on Sycamore. Essendant’s leniency with Sycamore’s confidentiality agreement meant that Sycamore—but not GPC—was free to use any information provided through its confidentiality agreement in connection with hostile actions. Essendant’s breach of the Merger Agreement granted Sycamore relatively greater powers and flexibility as it lobbied Essendant’s shareholders to oppose the SPR merger and laid the groundwork for its own acquisition of Essendant, whether through friendly or hostile means. Essendant’s failure to uphold its obligations under the Merger Agreement also provided Sycamore with the opportunity to continue acquiring beneficial ownership of Essendant shares that Sycamore intended to vote in opposition to the SPR merger, which prejudiced GPC as its confidentiality agreement prevented it from taking similar measures in defense of the agreed SPR merger.

42.      Essendant also breached its obligation to use its reasonable best efforts to close the SPR merger by failing to build support for the merger among its customers, a factor that the parties had determined would be critical to addressing potential concerns identified in the pre-merger review process. GPC engaged in robust outreach to its customers to encourage them to support the transaction. GPC updated Essendant on the progress of its customer outreach efforts and informed Essendant of the positive responses that it was receiving. GPC repeatedly called for Essendant to conduct a similar outreach effort to its customers, and Essendant repeatedly assured GPC that it would do so. But this was just another act of deception by Essendant. Essendant did not contact its customers to build customer support that would have been critical to the merger’s evaluation by the antitrust authorities. Essendant also breached its obligations to use reasonable best efforts to close the SPR merger by deliberately delaying both the filing of its registration statement with the SEC and the antitrust approval process despite repeated requests from GPC for Essendant to honor its obligations to cooperate expeditiously in such processes.

43.    Despite GPC’s providing multiple notices of Essendant’s material breaches of the express terms of the Merger Agreement, Essendant continued to negotiate with Sycamore and announced on September 10, 2018 that it had agreed to accept a purportedly “superior” bid from Staples of $12.80 per share. On that basis, Essendant terminated its agreement with GPC. Essendant claims to have concluded that the Staples offer of $12.80 per share was “superior” to GPC’s merger with SPR even though Essendant’s stock had closed at $14.25 on September 9, 2018. That price, which was obviously superior to the $12.80 per share offered by Staples, reflected the value that Essendant’s shareholders assigned to the transaction with GPC based upon their estimation of the synergies that would arise from a merger with SPR and their assessment of the antitrust risks associated with the deal. After Essendant announced that it would be acquired by

Staples, Essendant’s shareholders rendered their verdict on the superiority of Staples’ proposal, dropping the share price to a close of $12.84 on September 10, 2018 and a close of $12.65 on September 11, 2018. On September 17, 2018, Pzena Investment Management LLC (“PIM”), Essendant’s largest shareholder, filed a 13D stating:

As [Essendant’s] largest shareholder, PIM believes that the proposal from Staples to acquire [Essendant] at $12.80 per share does not constitute a superior offer to the proposed merger with SP Richards, a subsidiary of [GPC], nor does the offer of $12.80 per share adequately value [Essendant] independent of the SP Richards transaction. For that reason, PIM does not intend to support the proposed acquisition by Staples.

As demonstrated by the market’s reaction, Essendant could not have concluded in good faith that Staples’ offer was superior to the agreement with GPC.

44.      Essendant’s deception is further evidenced by its purported rationale for terminating the Merger Agreement. Essendant represented to GPC that it reevaluated the superiority of the Sycamore proposal after concluding that the antitrust risks to the GPC deal were greater than it had initially believed. Essendant premised this reassessment on its purported discovery of many documents in which Essendant employees consider GPC to be a competitor. This is a specious excuse, as the parties always expected to find such documents and had identified and discussed exactly these types of documents during their pre-signing antitrust review, when Essendant expressly concluded and represented to GPC that it believed antitrust approval was likely despite the existence of such documents. Indeed, the odds for antitrust approval had actually improved since signing the Merger Agreement, as the interactions with the antitrust enforcement agencies and feedback from customer outreach efforts undertaken by GPC were encouraging. Moreover, this excuse is specious because the GPC Merger Agreement did not permit termination based on a failure to obtain antitrust approval until April 2019 at the earliest. Essendant therefore either breached the Merger Agreement by accepting an inferior offer from Sycamore, or it misled both GPC and Essendant’s own investors for months by failing to disclose its true view of the antitrust risks of the GPC transaction and by failing to take the agreed upon actions that the parties had determined would be critical to achieving antitrust approval of the GPC transaction.

FIRST CAUSE OF ACTION

(Breach of Contract)

45.      GPC repeats and realleges the allegations contained in the preceding paragraphs as though fully set forth herein.

46.      The Merger Agreement constitutes a valid and enforceable contract between GPC and Essendant.

47.      GPC performed its obligations under the Merger Agreement.

48.      Essendant breached the Merger Agreement by encouraging and engaging in ongoing negotiations with Sycamore and announcing its decision to terminate the Merger Agreement on the basis of an inferior proposal by Sycamore.

49.      Essendant further breached the Merger Agreement by failing to require Sycamore to enter into an Acceptable Confidentiality Agreement with terms at least as restrictive as those contained in its confidentiality agreement with GPC.

50.      Essendant also breached the Merger Agreement by failing to exercise its reasonable best efforts to close the merger of SPR with Essendant, and in the many other ways outlined in this Complaint.

51.      As a result of the foregoing, GPC has sustained significant damages in an amount to be determined at trial, plus interest thereon.

PRAYER FOR RELIEF

WHEREFORE, GPC prays for relief and judgment, including:

A.      an award of compensatory damages in favor of GPC and against Defendant in an amount to be determined at trial;

B.      pre-judgment and post-judgment interest as allowed by law;

C.       reimbursement of costs and expenses incurred by GPC, including reasonable attorneys’ fees; and

D.    such other and further relief as the Court may deem just and proper.

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ Kenneth J. Nachbar
Kenneth J. Nachbar (#2067)
William M. Lafferty (#2755)
Thomas P. Will (#6086)
OF COUNSEL:	1201 North Market Street
Wilmington, DE 19801
Richard T. Marooney	(302) 658-9200
Israel Dahan	Attorneys for Plaintiff
Peter Isajiw
KING & SPALDING LLP
1185 Avenue of the Americas
New York, NY 10036
(212) 556-2100

Dated: October 10, 2018

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